ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly-Held Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A., following the Announcement to the Market disclosed in January 31st 2023, hereby confirms that regarding its Perpetual Additional Tier I Bonds (“AT1 Notes”) issued with a coupon rate of 6.500% on March 19, 2018 (ISIN: USP5R6DPAB67 and US46556UAC80) that the coupon was reset based on the initial credit spread of 386.3 bps plus the prevailing 5 years US Treasury rate as defined in the Final Terms of the AT1 Notes and the new coupon will be 7.859%. The new coupon will be valid from March 19, 2023 until March 19, 2028 or until the call is exercised, whichever occurs first.

São Paulo (SP), March 17, 2023.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence